Exhibit 99.3

Trading Update

Imperial Tobacco Group’s overall performance for the financial year to 30 September 2007 remains in line with management’s expectations.

We have continued to grow our cigarette volumes and margin in the second half with particularly strong performances from our key brands Davidoff, West and JPS.

In the UK, our market share has grown and profitability has benefited from pricing improvements and cost savings. Bans on smoking in public places have been introduced in Wales, Northern Ireland and England during the past six months. As anticipated, these have resulted in an initial decline in cigarette market volumes. We expect this impact to diminish over time, reflecting the trends we have seen in other markets with similar legislation.

We further grew our cigarette market share in Germany, although the overall tobacco market has declined as a result of increased cross-border flows.

In our Rest of Western Europe region, our cigarette market shares have continued to grow in the majority of markets with profitability benefiting from the improved pricing environment. Our overall results have been affected by declining travel retail market volumes partly compensated for in our UK performance.

A good six month contribution from our US acquisition, Commonwealth Brands, is in line with our expectations and has helped to improve the Group’s overall operating margin.

In our Rest of the World region, our results have further improved with cigarette share gains in most of our key markets. We continue to seek opportunities to expand our geographic footprint.

The impact of adverse foreign exchange movements in the second half is expected to be similar to that in the first.

On 18 July, we announced our proposed acquisition of Altadis S.A. for €50 per share, representing an equity value of €12.6 billion. The proposed acquisition was approved by our shareholders at an EGM on 13 August. In addition, we have received US Hart-Scott-Rodino antitrust clearance and have filed an application with the EU Commission seeking their clearance of the acquisition. We await approval of our offer document from the CNMV, the Spanish regulator, which is expected in the next few weeks. The acceptance period will commence after the approval is received.

Full year results for the year ended 30 September 2007, will be announced on Tuesday, 30 October 2007.

Board Change

The Board of Directors of Imperial Tobacco Group PLC announces that David Cresswell, Manufacturing Director, yesterday confirmed to the Board that he will be retiring on 31 December 2007.

Mr Cresswell’s operational responsibilities will be transferred to Gary Aldridge, currently Regional Operations Director Far East, Eastern Europe, Africa and Middle East. Mr Aldridge will become a member of the Company’s Chief Executive’s Committee.

Gareth Davis, Chief Executive, said:

“I would like to thank David for his immense contribution throughout his 46 years with the Company during which time he held number of senior executive positions and has been a driving force behind the Company’s record of continuous productivity improvement and cost efficiency. I wish him well for the future.

“I am pleased to announce Gary’s appointment; he has played a key role in the successful development of Imperial Tobacco’s manufacturing strategy. I am confident that his considerable international manufacturing experience will be of great benefit to the Group.”

ENDS

Enquiries

Simon Evans, Group Press Officer

Office: +44 (0) 117 933 7375

Mobile: +44 (0) 796 746 7684

John Nelson-Smith, Investor Relations Manager

Office: +44 (0) 117 933 7032

Mobile: +44 (0) 791 939 1866

Garry Wilson, Investor Relations Manager

Office: +44 (0) 117 933 7082

All our announcements are available on our website www.imperial-tobacco.com